ING


                                             October 7, 2004


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549


          Re:  Separate Account B of ING USA Annuity and
               Life Insurance Company
               EDGAR CIK: 0000836687
               File Nos.  333-28679; 811-05626
               Withdrawal of Post Effective Amendment No. 27
               submitted 10/07/2004
               --------------------------------------------------

Ladies and Gentlemen:

     The undersigned on behalf of ING USA Annuity and Life Insurance Company Separate Account B respectfully requests the withdrawal of Post Effective Amendment No. 27 submitted on 10/07/2004 on Form N-4 (the "Filing"), File No. 333-28679, under EDGAR CIK: 0000836687.

     This request for withdrawal is being made because the post effective amendment number on the filing was incorrect. A post effective amendment filing on form N-4 with the correct amendment number will be resubmitted.

     If you have any questions, comments or need more information, please call the undersigned at (610) 425-4139.



                              Sincerely,



                              /s/ Linda E. Senker
                              ---------------------------
                              Linda E. Senker
                              Counsel



1475 Dunwoody Drive             GOLDENSELECT SERIES
West Chester, PA  19380-1478    Issued by ING USA Annuity and Life
                                 Insurance Company

                                  Tel:  (610) 425-4139
                                  Fax:  (610) 425-3520